

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

Marshall Anstandig
Senior Vice President and General Counsel
MNG Enterprises, Inc.
5990 Washington Street
Denver, CO 80216

Re: LEE ENTERPRISES, Inc
PRRN14A filed February 16, 2022
Filed by MNG Enterprises, Inc. et al.
SEC File No. 1-06227

Dear Mr. Anstandig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed February 16, 2022

Background to the Solicitation, page 5

1. Briefly explain that you initially attempted to nominate two director candidates, and later converted your solicitation into a "vote no" campaign against two of the Company's nominees because the Delaware court invalidated those nominations.

2. Balance the disclosure in the last paragraph on page 6 to state that even if the Company's nominees fail to receive a majority of the votes cast, it is not clear that they would not continue to serve on the Board, despite your view that this would be inappropriate.

Votes Required for Approval - Election of Directors, page 11

3. Describe the dispute about the voting standard that applies to the election of directors earlier in the proxy statement, in a prominent location at the forepart of the disclosure document. Your revised disclosure should note that the Company asserts that a plurality

voting standard applies, and the basis for your disagreement. Your revised disclosure should note that any proxies granted to you may have no legal effect unless the Company accepts that a majority voting standard applies. Finally, indicate your intentions with regard to further action, whether through litigation or otherwise, if the Company continues to maintain the position that a plurality voting standard applies. Please be specific about what actions you may pursue and under what circumstances. For example, if you will pursue a court challenge but only if you receive sufficient proxies to prevent the Company nominees from being elected under a majority voting standard, so state.

4. See our last comment above. Revise generally to discuss what will occur with proxies granted to you which include a voting option applicable to a majority voting standard, if the Company refuses to concede that such standard applies to the election of directors and no court challenge occurs, or if you are unsuccessful in such challenge.

5. Explain why you include an "AGAINST" (rather than a "WITHHOLD") voting option on your proxy card, while the Company does not. That is, explain what will be the effect of an "AGAINST" vote if a plurality voting standard applies.

Revocation of Proxies, page 12

6. There appears to be a word missing from the last sentence at the bottom of page 12. Please revise.

Form of Proxy - Election of Directors, page III-4

7. Since there is only one Company nominee other than Ms. Junck and Mr. Maloney, it appears that the third voting option duplicates the first voting option. Please revise.

8. It is not clear what option the Instructions refer to for the ability to be able to vote "AGAINST" a particular nominee, since there is no option provided to mark "AGAINST ALL EXCEPT" box. Please revise or clarify.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions